EXHIBIT 21.1

Subsidiary Activities

      The Company has formed three subsidiaries:

      GreenPoint Bank. The Bank was organized in 1868 as a New York State chartered mutual savings bank. On January 28, 1994, the Bank converted from the mutual to the stock form of ownership, and 100% of its outstanding shares were acquired by the Company. The Bank is the principal subsidiary of the Company.

      GreenPoint Community Development Corp. This for-profit community development subsidiary was incorporated in 1993. The subsidiary offers lending programs, development opportunities and assistance, consulting and other activities which promote the objective of greater access to affordable housing for low-and moderate-income persons residing in the New York metropolitan area. GreenPoint Community Development Corp. is a subsidiary of the Company.

      GreenPoint Capital Trust I. This subsidiary was incorporated on June 3, 1997. The subsidiary issued $200 million of Capital Securities, the proceeds of which were used for general corporate purposes, including the repurchase of stock and financing growth.

      As of December 31, 1998 the Bank has formed thirteen subsidiaries:

      GreenPoint Mortgage Corp. This subsidiary was incorporated on October 12, 1994 and began operations in the first quarter of 1995. On July 7, 1995, GreenPoint Mortgage acquired the wholesale residential mortgage lending business of BarclaysAmerican/Mortgage Corp. ("BAM"). On April 30, 1997, the Company purchased the Columbus, Georgia mortgage servicing operations of Citizens Financial Group. GreenPoint Mortgage's activities consist of the origination, sale and servicing of mortgage loans.

      GreenPoint Credit Corp. This subsidiary was incorporated on May 4, 1998 and began operations in the fourth quarter of 1998. GreenPoint Credit was formed for the purpose of acquiring the assets of BankAmerica Housing Services, a division of Bank of America, FSB. This acquisition was consummated on September 30, 1998. GreenPoint Credit's activities consist of the origination, sale and servicing of manufactured housing loans. In Mississippi and Minnesota, GreenPoint Credit conducts activities through its wholly owned subsidiaries, GreenPoint Credit Corp. of Mississippi (incorporated on September 4, 1998), and GreenPoint Credit Corp. of Minnesota (incorporated on September 14, 1998).

      GreenPoint Agency, Inc. This subsidiary was incorporated on June 30, 1998 as an insurance agency. GreenPoint Agency acts as an agent in connection with the sale of forced placed property insurance and standard property and casualty insurance.

      GreenPoint Insurance Corp. This subsidiary was incorporated on September 10, 1998 as an insurance underwriting and reinsurance subsidiary. GreenPoint Insurance's activities include the reinsurance of life and disability insurance risks.

      GreenPoint Purchasing Corp. This subsidiary was incorporated on July 19, 1996, with an agreement between the Company and the Nassau County Industrial Development Agency. This agreement enables the Company, on a sales tax exempt basis, to (1) purchase and/or lease machinery and equipment for the Lake Success facility and (2) renovate and improve the facility.

      3090 Ocean Avenue Realty Corp. This subsidiary was incorporated on June 6, 1996, as a real estate investment subsidiary.

      75 Route 25A Realty Corp. This subsidiary was incorporated on June 7, 1996, as a real estate investment subsidiary. This subsidiary was dissolved on December 9, 1998.

      GreenPoint Corporate Owned Life Insurance. This subsidiary was incorporated on July 25, 1996, as an insurance trust established for the purpose of purchasing corporate life insurance policies for the officers of the Company.

      Other Real Estate Subsidiaries. The Bank has formed five wholly-owned subsidiary corporations, all of which are incorporated under the laws of the State of New York, for the purpose of holding and maintaining certain properties acquired by the Bank as a result of foreclosure proceedings or deeds in lieu thereof. As of December 31, 1998, four of these subsidiaries were active. The Bank attempts to limit the carrying value of property held by any one subsidiary to approximately $5 million. Accordingly, in the event the Bank acquires additional properties through foreclosure or deeds in lieu thereof, the Bank may form additional subsidiaries for the purpose of holding and maintaining such properties. The properties selected by the Bank to be held in its subsidiaries generally consist of multi-family properties with five units or more, commercial properties and one-to four-family properties which have been identified by the Bank as having attributes which may subject the Bank to liabilities beyond those normally associated with its other real estate such as properties which are not in compliance with building codes or properties with potential environmental problems. Descriptions of the Bank's subsidiaries are set forth below:

      Neerg Corp. This subsidiary was formed in January 1990 and currently holds 7 properties having an aggregate carrying value of $0.7 million and an aggregate appraised value of $1.5 million, as of December 31, 1998, based on the Company's most recent appraisals.

      298 15th Street Realty Corp. This subsidiary was formed in January 1993 and currently holds 5 properties having an aggregate carrying value of $0.5 million and an aggregate appraised value of $1.0 million as of December 31, 1998, based on the Company's most recent appraisals.

      Neerg Second Corp. This subsidiary was formed in June 1993 and currently holds 5 properties having an aggregate carrying value of $0.5 million and an aggregate appraised value of $1.0 million, as of December 31, 1998, based on the Company's most recent appraisals.

      Alpha REO Corporation. This subsidiary was formed in March 1994 and currently holds 7 properties having an aggregate carrying value of $0.7 million and an aggregate appraised value of $1.5 million, as of December 31, 1998, based on the Company's most recent appraisals.

      Beta REO Corp. This subsidiary was formed in June 1994 and currently holds no properties.